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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1997
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

        For the transition period from ---------- to ----------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
 REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062















  -------------------------------------------------------------------
-----------------------------------------------------------------------







                               CONTENTS
                               --------

Report of independent auditors


Financial statements
--------------------
Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules
----------------------
Line 27a - Schedule of assets held for investment purposes
Line 27d - Schedule of reportable transactions




                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Salary Reduction Plan for Hourly Employees of
  IMC Global Operations Inc. Represented by
  United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statements of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of June 30, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                   ERNST & YOUNG LLP

October 24, 1997

                                                          EIN:  36-3513204
                                                          PLAN #: 019


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               -------------------------------------------------
       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
       -----------------------------------------------------------------
                                 June 30, 1997
                                 -------------

                                               Fund Information
                              ----------------------------------------------
                              Fixed                          Bond
                             Income     Balanced  Equity     Index     Loan
                    Total     Fund       Fund      Fund      Fund      Fund
                  ----------------------------------------------------------
Investments, at fair value:
 Mutual funds -
   Vanguard Wellington
    Fund, Inc.   $  264,358            $264,358
   Fidelity Equity
   -Income Fund,
    Inc.            427,813                     $427,813
   Vanguard Fixed
    Income Fund   1,296,939                               $1,296,939
 Master trust
  fund -
   IMC Global Fixed
    Fund            276,805  $276,805
 Loans to
  participants      135,195                                          $135,195
                  ----------  --------  -------- -------- ----------  --------
   Total invest-
    ments         2,401,110   276,805   264,358  427,813   1,296,939  135,195

Accrued interest
 and dividends        6,641                                    6,641
                  ----------  --------  -------- -------- ----------  --------

Assets available for
 benefits        $2,407,751  $276,805  $264,358 $427,813  $1,303,580 $135,195
                  ==========  ========  ======== ======== ==========  ========






                      (See Notes to Financial Statements)

                                                          EIN:  36-3513204
                                                          PLAN #: 019


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               ------------------------------------------------
       STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
       -----------------------------------------------------------------
                                 June 30, 1996
                                 -------------

                                               Fund Information
                              ----------------------------------------------
                              Fixed                          Bond
                             Income     Balanced  Equity     Index     Loan
                    Total     Fund       Fund      Fund      Fund      Fund
                  ----------------------------------------------------------
Investments, at fair value:
 Mutual funds -
   Vanguard Welling-
    ton Fund, Inc.$  169,632           $169,632
   Fidelity Equity-
    Income Fund,
    Inc.            233,679                     $233,679
   Vanguard Fixed
    Income Fund   1,191,860                               $1,191,860
 Master trust fund -
   IMC Global
    Fixed Fund      183,925  $183,925
 Loans to
  participants      105,082                                          $105,082
                 ----------   --------  -------- -------- ----------  --------
   Total
    investments   1,884,178   183,925   169,632  233,679   1,191,860  105,082
Employee contribu-
 tions receivable    11,538     1,754     1,882    3,258       4,644

Accrued interest
 and dividends        6,476                                    6,476
                 ----------   --------  -------- -------- ----------  --------

Assets available
 for benefits    $1,902,192  $185,679  $171,514 $236,937  $1,202,980 $105,082
                 ==========   ========  ======== ======== ==========  ========





                      (See Notes to Financial Statements)

                                                          EIN:  36-3513204
                                                          PLAN #: 019


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               -------------------------------------------------
 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
 ----------------------------------------------------------------------------
                       For the Year Ended June 30, 1997
                       --------------------------------
                                               Fund Information
                              ----------------------------------------------
                              Fixed                          Bond
                             Income     Balanced  Equity     Index     Loan
                    Total     Fund       Fund      Fund      Fund      Fund
                  ----------------------------------------------------------
Investment income:
 Interest and
 dividends       $  105,970            $  9,020 $  7,826  $   78,820 $ 10,304
 Net appreciation
  in fair value
  of investments    137,093              40,641   87,847       8,605
 Income from master
  trust fund         13,420  $ 13,420
                  ----------  --------  -------- -------- ----------  --------
   Total investment
    income          256,483    13,420    49,661   95,673      87,425   10,304

Participant
 contributions      280,040    39,240    44,515   83,189     113,096
Cash distributed
 to withdrawing
 participants or
 other plans       (30,964)   (4,883)   (1,661)  (2,725)    (21,695)
Transfers of invest-
 ment direction                43,349       329   14,739    (78,226)   19,809
                  ----------  --------  -------- -------- ----------  --------
Net increase in
 assets available
 for benefits       505,559    91,126    92,844  190,876     100,600   30,113

Assets available
 for benefits-
 beginning of
 year                       1,902,192   185,679  171,514     236,9371,202,980
105,082
                  ----------  --------  -------- -------- ----------  --------

Assets available
 for benefits-
 end of year     $2,407,751  $276,805  $264,358 $427,813  $1,303,580 $135,195
                  ==========  ========  ======== ======== ==========  ========
                      (See Notes to Financial Statements)

                                                          EIN:  36-3513204
                                                          PLAN #: 019


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               ------------------------------------------------
 STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
 ----------------------------------------------------------------------------
                       For the Year Ended June 30, 1996
                       --------------------------------



                                               Fund Information
                              ----------------------------------------------
                              Fixed                          Bond
                             Income     Balanced  Equity     Index     Loan
                    Total     Fund       Fund      Fund      Fund      Fund
                  ----------------------------------------------------------
Investment income:
 Interest and
  dividends      $   92,429  $  2,657  $  2,317 $  3,576  $   83,879
 Net appreciation
  in fair value
  of investments
  (depreciation)      4,529     4,864     8,123   22,108    (30,566)
 Income from
  master trust fund   3,566     3,566
 Loans to partici-
  pants - interest    6,914         5                423       2,495 $  3,991
                  ----------  --------  -------- -------- ----------  --------
   Total investment
    income          107,438    11,092    10,440   26,107      55,808    3,991

Participant contri-
 butions            272,495    43,691    41,345   68,099     119,360
Transfers from
 other plans          2,503                                    2,503
Cash distributed to
 withdrawing parti-
 cipants or other
 plans            (119,511)   (1,513)   (7,629) (16,012)    (85,731)  (8,626)
Transfers of
 investment direction          52,058    90,150   75,265   (327,190)  109,717
                  ----------  --------  -------- -------- ----------  --------
Net increase
 (decrease) in
 assets available
 for benefits       262,925   105,328   134,306  153,459   (235,250)  105,082

Assets available
 for benefits-
 beginning of
 year                       1,639,267    80,351   37,208      83,4781,438,230
                  ----------  --------  -------- -------- ----------  --------

Assets available
 for benefits-
 end of year     $1,902,192  $185,679  $171,514 $236,937  $1,202,980 $105,082
                  ==========  ========  ======== ======== ==========  ========

                      (See Notes to Financial Statements)

             SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                      IMC GLOBAL OPERATIONS INC.
           REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                         CARLSBAD, NEW MEXICO
           ------------------------------------------------
                     NOTES TO FINANCIAL STATEMENTS
                     -----------------------------

1.  Description of the Plan
    -----------------------
    The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
-------
    The Plan was established on July 1, 1983 and was most recently restated on June 30, 1991. Hourly employees at Carlsbad, New Mexico operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan on the July 1 or January 1 following their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is maintained pursuant to a collective bargaining agreement between the Company and the Union. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
-------------
    The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $250 each pay period, but not to exceed 25 percent of the participant's compensation within the meaning of Section 415 of the Internal Revenue Code (the IRC). A participant may change the amount of payroll deduction on each July 1 or January 1. The Plan provides a qualified cash and deferred arrangement within the meaning of Section 401(k) of the IRC; such contributions were subject to the calendar year maximum of $9,500 in 1997 and 1996.

Participant Accounts
--------------------
    Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends and net realized and unrealized gains or losses on the last day of each month.

Administrative Expenses
-----------------------
    Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
-------------------
    Since January 1, 1996 the Plan investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Prior to that time, the trustee was The Northern Trust
Company.  Investment programs available to participants are as follows:

   Fixed Income Fund - Since January 1, 1996, investments of the Fixed Income Fund have been invested in a pooled income fund shared only by other IMC Global Operations Inc. 401(k) plans. Investments are made in guaranteed investment contracts (GICs). Prior to January 1, 1996, investments of the Fixed Income Fund were managed by LaSalle Street Capital Management, Ltd. Investments were made in shares of the LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which primarily invests in investment contracts, U.S. Government money market investments and alternative contracts backed by the U.S. Government, U.S. Government Agency and other AAA rated fixed income instruments.

   Balanced Fund - Investments are made in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

   Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

   Bond Index Fund - Investments are made in shares of the Vanguard Fixed Income Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

   Loan Fund - Investments are loans made to participants as described below.

    Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Since April 1, 1996, participants may elect to change the investment direction of their future contributions daily; prior to that time they could change their elections four times a year (July 1, October 1, January 1 and April 1). Such a change only affects the investment of the participants' contributions and employer contributions received by the Plan after the effective date of the change. Loans were transferred to the Loan Fund effective January 1, 1996.

Vesting
-------
    All Plan participants are immediately and nonforfeitably vested in their Plan accounts.

Withdrawals
-----------
    Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefits Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59 1/2 or in the event of total and permanent disability.

Deferred Distributions
----------------------
    Participants who terminate employment and have an account balance in excess of $3,500 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

Loans to Participants
---------------------
    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.

2.  Summary of Significant Accounting Policies
    ------------------------------------------
Use of Estimates
----------------
   The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation
--------------------
    All investments are carried at fair value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the LaSalle National Trust, N.A. Income Plus Fund, The Northern Trust Company Collective Treasury Bond Index Fund and units of The Northern Trust Company Collective Short Term Investment Fund is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Investment in  Trusts
---------------------
    As of January 1, 1996, investment assets of the Fixed Income Fund were made in shares of IMC Global Inc. pooled funds shared by other IMC Global Inc. 401(k) plans. The Plan was a .6 percent participant in the IMC Global Fixed Income Fund at June 30, 1997 (.3 percent at June 30,
1996).

    The assets of the IMC Global Fixed Income Fund were as follows:

                                     June 30, 1997     June 30, 1996
                                     -------------     -------------
LaSalle National Trust, N.A.
 Income Plus Fund                      $14,039,255      $26,827,224
Guaranteed Investment Contracts -
 Commonwealth Life Insurance Company     7,397,502        6,776,887
 Hartford Life Insurance Company         6,095,582        5,527,202
 CDC Investment Management Corp.         6,248,886        6,138,138
 National Westminster Bank Group         4,551,550        4,860,622
 Rabobank Alternative                    5,024,565        5,111,051
Marshall Money Market Fund                 320,066          296,649
Pending transaction                        (9,417)            6,245
Accrued interest and dividends              77,794          509,020
                                       -----------      -----------
Net assets of pooled fund              $43,745,783      $56,053,038
                                       ===========      ===========

    Changes in the IMC Global Fixed Income Fund are summarized as follows:

                                      Year ended       January 1 -
                                     June 30, 1997     June 30, 1996
                                     -------------     -------------
Additions:
 Interest and dividend income          $ 3,134,388      $ 1,116,667
 Net depreciation in fair
   value of investments                                     (4,296)
 Contributions and transfers
  from other plans                      18,681,691        1,934,134
                                       -----------      -----------
                                        21,816,079        3,046,505

Deductions:
 Benefits paid                          34,010,742        6,312,940
 Investment expenses                       112,590           49,689
                                       -----------      -----------
                                        34,123,332        6,362,629
                                       -----------      -----------
Net decrease in assets                (12,307,253)      (3,316,124)
Pooled fund assets, beginning
 of year                                56,053,038                -
Assets transferred at
 January 1, 1996                                 -       59,369,162
                                       -----------      -----------

Pooled fund assets, end of year        $43,745,785      $56,053,038
                                       ===========      ===========

Income Recognition
------------------
    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
-------------
    Participant contributions are recorded each pay period as withheld by the Company.

Participant Withdrawals
-----------------------
    Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at June 30, 1997 and 1996.

3.  Net Appreciation in Fair Value of Investments
    ---------------------------------------------
    During 1997 and 1996, net appreciation in fair value of the Plan's investments as determined by quoted market price was as follows:

                                    1997          1996
                                   --------     --------
Mutual funds -
 Vanguard Wellington Fund         $ 40,641      $  8,123
 Fidelity Equity Income Fund        87,847        22,108
 Fixed Income Fund                       -         4,864
 Bond Index Fund                     8,605      (30,566)
                                   --------     --------
 Net appreciation in fair value   $137,093      $  4,529
                                   ========     ========

4.  Significant Investments
    -----------------------
    Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                   1997         1996
                                ----------    ----------
Vanguard Wellington Fund, Inc.  $  264,358    $  169,632
Fidelity Equity-Income Fund, Inc.  427,813       233,679
Vanguard Fixed Income Fund       1,296,939     1,191,860
IMC Global Fixed Fund              276,805       183,925
Loans to participants              135,195       105,082

5.  Federal Income Tax Status
    -------------------------
    The Internal Revenue Service ruled on September 11, 1995 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.




















                        SUPPLEMENTAL SCHEDULES
                        ----------------------

                                                            EIN:  36-3513204
                                                            PLAN #: 019


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
                -----------------------------------------------
          LINE 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
          ----------------------------------------------------------


                                                 June 30, 1997
                                      --------------------------------------
                                      Principal
                                      amount or
                                      number of                     Current
Identity of Issuer   Description        shares          Cost         value
------------------   ------------    -------------    --------    ----------
Marshall & Ilsley
 Trust Company*  Master trust funds -
                  Vanguard Wellington
                   Fund, Inc.           9,097 shares  $  232,906  $  264,358
                  Fidelity Equity-Income
                   Fund, Inc.           8,697 shares     360,452     427,813
                  Vanguard Fixed Income
                   Fund               125,551 shares   1,305,281   1,296,939

IMC Global Inc.* Master trust fund -
                  IMC Global Fixed
                   Fund                25,569 shares     262,209     276,805

                  Loans to participants (8.25% - 10%)                135,195
                                                                  ----------

                                                                  $2,401,110
                                                                  ==========

*  Indicates party-in-interest to the Plan.

                                                            EIN:  36-3513204
                                                            PLAN #: 019


                 SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF
                          IMC GLOBAL OPERATIONS INC.
               REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT
                             CARLSBAD, NEW MEXICO
               -------------------------------------------------
                LINE 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
                ----------------------------------------------
                           YEAR ENDED JUNE 30, 1997
                           ------------------------
                                 Purchases                Sales
                                 ---------    -----------------------------
Identity of     Description                                            Gain
Party Involved    of Assets         Cost        Cost       Proceeds    (loss)
--------------  ------------        ----        ----       --------    ----
Category (iii) transactions - series
 of transactions in excess of 5
 percent of plan assets:

Marshall and
 Ilsley Trust
 Company*        Fidelity Equity-
                 Income Fund, Inc. $212,999     $ 83,299     $ 93,692  $10,393
Marshall and
 Ilsley Trust
 Company*        Vanguard Welling-
                  ton Fund, Inc.    114,457       50,448       51,165      717
Marshall and
 Ilsley Trust
 Company*        Vanguard Fixed
                  Income Fund       224,842      128,992      128,368    (624)
IMC Global Inc.* IMC Global Fixed
                  Fund              108,205       28,014       28,745      731

Note:   There were no category (i), (ii) or (iv) reportable transactions during the year ended June 30, 1997.

*  Indicates a party-in-interest to the Plan.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

               Salary Reduction Plan for Hourly Employees of
               IMC Global Operations Inc. Represented by
               United Steelworkers of America at Carlsbad, New Mexico

                                  LYNN F. WHITE
                       -------------------------------------------
                                  Lynn F. White
                Acting Chairman of the Employee Benefits Committee

Date:  December 19, 1997

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

LYNN F. WHITE
--------------
Lynn F. White        Acting Chief Financial        December 19, 1997
                     Officer


B. RUSSELL LOCKRIDGE
--------------------
B. Russell Lockridge Senior Vice President,        December 19, 1997
                     Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith   Senior Vice President,        December 19, 1997
                     Secretary and General Counsel


ROBERT E. FOWLER, JR.
---------------------
Robert E. Fowler, Jr.                              President and December 19,
1997
                     Chief Operating Officer